As filed with the Securities and Exchange Commission on September 14, 2005

No. 333-126619

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXIDE TECHNOLOGIES

(Exact name of registrant as specified in its charter)

Delaware	23-0552730
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13000 Deerfield Parkway

Building 200

Alpharetta, GA 30004

(678) 566-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stuart H. Kupinsky

Executive Vice President, General Counsel and Secretary

Exide Technologies

13000 Deerfield Parkway

Building 200

Alpharetta, GA 30004

(678) 566-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Carter W. Emerson, P.C.

Carol Anne Huff

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

Approximate date of commencement of proposed sale to the public:    From time to time on or after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2005

PROSPECTUS

$60,000,000

Floating Rate Convertible Senior Subordinated Notes due 2013

and

the Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement on March 18, 2005. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes from time to time.

The notes are convertible, at the option of the holder, prior to the close of business on the maturity date at an initial conversion price of $17.37 per share, which is equal to a conversion rate of 57.5705 shares per each $1,000 principal amount of the notes, subject to adjustment as described in this prospectus. Upon a change of control, under certain circumstances, we will (1) decrease the conversion price as described in this prospectus for holders converting their notes in connection with such change in control or (2) elect to adjust the conversion rate and the related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company. Our common stock is listed on The Nasdaq National Market under the symbol “XIDE.”

The notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 1.50%; notwithstanding any quarterly adjustments of the interest rate, the interest rate borne by the notes will never be less than zero. We will pay interest on the notes on June 15, September 15, December 15 and March 15 of each year, beginning on June 15, 2005. The notes will mature on September 18, 2013.

The notes are our general unsecured obligations, subordinate in right of payment to all of our existing and future senior indebtedness and equal in right of payment with all our future senior subordinated indebtedness and senior to all of our existing and future subordinated debt. In addition, the notes are structurally subordinated to all of the existing and future debt and other liabilities of our subsidiaries.

We do not intend to list the notes on any securities exchange or any automated quotation system.

On September 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $5.55 per share.

We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and certain other expenses.

Investing in the notes and our common stock involves certain risks. See “ Risk Factors” beginning on page 5 to read about the risks you should consider carefully before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 14, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the notes or the common stock issuable upon conversion of the notes are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the notes or the common stock issuable upon conversion of the notes.

TRADEMARKS

We own various trademarks under which our products are marketed globally that are valuable to our business, including Exide®, Absolyte®, Centra™, Classic®, DETA®, Fulmen®, GNB™, Liberator™, Marathon®, Sonnenschein® and Tudor®. We also license the right to use various trademarks, including the NASCAR® and Exide NASCAR Select® marks, which we license from the National Association for Stock Car Auto Racing, Inc. (“NASCAR”).

i

SUMMARY

This summary highlights basic information about us and the notes. Because it is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully.

In this prospectus, except as otherwise indicated or as the context may otherwise require, the words “the Company” refer to Exide Technologies and not any of its subsidiaries and the words “we,” “our” and “us” refer to Exide Technologies and its consolidated subsidiaries, collectively. Our fiscal year end is March 31. We refer to the fiscal year ended March 31, 2005 as “fiscal 2005,” the fiscal year ended March 31, 2004 as “fiscal 2004” and the fiscal year ended March 31, 2003 as “fiscal 2003.”

We are a global producer and recycler of lead acid batteries. We provide a comprehensive range of stored electrical energy products and services for transportation and industrial applications. Transportation markets include original-equipment and aftermarket automotive, heavy-duty truck, agricultural and marine applications, and new technologies for hybrid vehicles and 42-volt automotive applications. Industrial markets include batteries for telecommunications systems, fuel-cell load leveling, electric utilities, railroads, uninterruptible power supply (UPS), lift trucks, mining and other commercial vehicles. We report our financial results for four business segments: Transportation North America, Transportation Europe and Rest of World (“ROW”), Industrial Energy North America and Industrial Energy Europe and ROW. Our many brands include Exide, Absolyte, Centra, Classic, DETA, Fulmen, GNB, Liberator, Marathon, Sonnenschein and Tudor.

We are a Delaware corporation organized in 1966 to succeed to the business of a New Jersey corporation founded in 1888. Our principal executive offices are located at 13000 Deerfield Parkway, Building 200, Alpharetta, Georgia 30004. Our phone number is (678) 566-9000. More comprehensive information about us and our products is available through our worldwide website at www.exide.com. The information contained on our website, or other sites linked to it, is not incorporated by reference into this prospectus.

The Notes

Issuer	Exide Technologies.

Securities Offered	$60,000,000 aggregate principal amount of Floating Rate Convertible Senior Subordinated Notes due 2013 and the common stock that may be issued upon conversion of the notes.

Maturity	September 18, 2013.

Interest Rate and Payment Dates

The notes bear interest at an annual rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 1.50%. Interest will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, each an interest payment date, beginning June 15, 2005.

Subordination

The notes are our general unsecured obligations, subordinate in right of payment to all of our existing and future senior indebtedness and equal in right of payment with all our future senior subordinated indebtedness and senior to all of our existing and future subordinated debt. In addition, the notes are structurally subordinated to all of the existing and future debt and other liabilities of our subsidiaries.

Conversion Rights

Holders may convert some or all of their outstanding notes, unless previously purchased by us, into shares of our common stock at an initial conversion price per share of $17.37, at any time prior to the close of business on the maturity date. This represents a conversion rate of approximately 57.5705 shares of common stock per $1,000 principal amount of notes.

In certain circumstances the conversion price will be subject to adjustment. See “Description of the Notes—Conversion Rights—Conversion Price Adjustments.”

If you elect to convert your notes in connection with a change in control under certain circumstances we will (1) adjust the conversion price to increase the number of shares of common stock you will receive upon conversion or (2) elect to adjust the conversion rate and the related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company.

Upon conversion, you will not receive any cash payment representing accrued and unpaid interest. Instead, such accrued interest will be deemed paid by the shares of common stock received upon conversion.

Optional Redemption	None.

Repurchase of Notes Upon a Change in Control	Upon a change in control, holders will have the right to require us to repurchase all or a portion of their notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, up to but not including the date of redemption, payable in cash.

Sinking Fund	None.

Registration Rights	We have agreed for the benefit of the holders of the notes, pursuant to a registration rights agreement with the initial purchasers of the notes, to:

•	file a shelf registration statement, of which this prospectus is a part, with the Securities and Exchange Commission (“SEC”) with respect to the notes and the common stock issuable upon conversion of the notes;

•	use reasonable best efforts to cause the shelf registration statement to become effective within 180 days after the first date of original issuance of the notes; and

•	use reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	the date that is two years after the first date of original issuance of the notes; or

•	such shorter period ending: when all the notes have been sold; all the notes held by non-affiliates of the Company are re-sold pursuant to Rule 144(k) of the Securities Act or cease to be outstanding; all the notes have been resold pursuant to Rule 144 of the Securities Act; or a subsequent shelf registration statement has been declared effective under the Securities Act.

If we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to the holders of the notes and any shares of our common stock issued upon conversion of the notes.

Use of Proceeds	We will not receive any of the proceeds of the resale of the notes by the selling securityholders or the common stock issuable upon conversion of the notes.

Nasdaq National Market Symbol for our Common Stock	XIDE.

Common Stock

This prospectus may be used by selling securityholders to sell our common stock issuable upon conversion of the notes.

Recent Developments

Company Engages Miller Buckfire & Co.

We announced on July 27, 2005 that we had engaged Miller Buckfire & Co., a nationally recognized investment banking firm, to assist management and our board of directors in fully evaluating the Company’s current and alternative strategies to maximize value for shareholders.

Third Circuit Decision with Respect to Pre-Petition Environmental Claim

On September 6, 2005, the U.S. Court of Appeals for the Third Circuit issued an opinion in U.S. v. General Battery/Exide (No. 03-3515) affirming the district court’s holding that the Company is liable, as a matter of federal common law of successor liability, for lead contamination at certain sites in the vicinity of Hamburg, Pennsylvania. This case involves several of the pre-petition environmental claims of the federal government for which the Company, as part of its Chapter 11 proceeding, had established a reserve of common stock and warrants. The current amount of the government claims for these sites is approximately $14 million. As previously disclosed, the U.S. Environmental Protection Agency (“EPA”), in the course of negotiating a comprehensive settlement of all its environmental claims against the Company, had notified the Company of the possibility of additional clean up costs associated with other Hamburg, Pennsylvania properties of approximately $35 million. To date the EPA has not made a formal claim for this amount or provided any support for this estimate.

As non-noteholder unsecured claims are allowed in the bankruptcy court, we are required to distribute common stock and warrants to the holders of such claims. To the extent the government is able to prove the Company is responsible for the alleged contamination at the other Hamburg, Pennsylvania properties and substantiate its estimated $35 million of additional clean up costs, and if we are unsuccessful in challenging the Third Circuit’s decision above, these claims could ultimately result in an inadequate reserve of common stock and warrants to the extent not offset by the reconciliation of all other claims for lower amounts than the aggregate reserve. See “Risk Factors—Holders of common stock issued upon conversion of the notes may suffer dilution as the result of the issuance of additional shares of common stock and warrants to purchase common stock to holders of pre-petition claims to the extent the reserve of common stock and warrants established to satisfy such claims is insufficient” and “—The EPA or state environmental agencies could take the position that we have liability under environmental laws that were not discharged in bankruptcy. To the extent these authorities are successful in disputing the pre-petition nature of these claims, we could be required to perform remedial work that has not yet been performed for alleged pre-petition contamination, which would have a material adverse effect on our financial condition, cash flows or results of operations.”

Risk Factors

See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes or our common stock.

RISK FACTORS

An investment in the notes and our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our notes or our common stock. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of the notes and our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We recently have experienced significant increases in raw material prices, particularly lead, and further changes in the prices of raw materials or in energy costs would have a material adverse impact on us.

Lead is the primary material by weight used in the manufacture of batteries, representing approximately one-third of our cost of goods sold. Lead prices quoted on the London Metal Exchange (“LME”) have risen dramatically, increasing from $457 per metric tonne at March 31, 2003 to $1,022 per metric tonne at March 31, 2005, a change of over 100%. If we are unable to increase the prices of our products proportionate to the increase in raw material costs, our gross margins will decline. For fiscal 2005, we estimate that we recovered between 50% and 55% of these higher lead costs through price increases and related actions and the impact on gross margin was approximately $57.8 million. In addition, we are experiencing difficulty in obtaining spent batteries to supply our smelting operations. Shortages of spent batteries may reduce the operating efficiency of our smelters and may cause us to pay higher prices for such spent batteries, or may require us to purchase lead at higher prices on the open market. We cannot assure you that we will be able to hedge our lead requirements at reasonable costs or that we will be able to pass on these costs to our customers. Increases in our prices could also cause customer demand for our products to be reduced and our net sales to decline. The rising cost of lead requires us to make significant investments in inventory and accounts receivable, which reduces amounts of cash available for other purposes, including making payments on the notes and other indebtedness. We also employ significant amounts of steel and other materials in our manufacturing process and we incur energy costs in connection with manufacturing and shipping of our products. The market prices of these materials are also subject to fluctuation, which could further reduce our available cash.

The going concern modification received from our independent registered public accounting firm could cause adverse reactions from our creditors, vendors, customers and others.

Our financial statements for our fiscal year ended March 31, 2005, which are included in our Annual Report on Form 10-K, contain an audit report from PricewaterhouseCoopers LLP. The audit report contains a “going concern modification,” (“going concern qualification”) stating that the uncertainty with respect to our ability to maintain compliance with our financial covenants through fiscal 2006 raises substantial doubt about our ability to continue as a going concern. This going concern qualification was primarily caused by our inability to comply with one or more of the covenants of our senior secured credit facility for each of the last three quarters in fiscal 2005. There is no assurance that we will be able to meet our fiscal 2006 business plan and be in compliance with our senior secured credit facility through March 31, 2006. This going concern qualification could create concerns by our creditors, vendors, customers and others about whether we will be able to fulfill our contractual obligations and otherwise continue to operate our business which could result in a tightening of our liquidity. To date, we estimate that available liquidity has been reduced by approximately $9 million as a result of changes in trade terms. The going concern qualification could also be perceived negatively by the capital markets, which could adversely affect the prices of our common stock and our notes as well as our ability to raise capital.

We are subject to a preliminary SEC inquiry.

The Enforcement Division of the SEC has told us that it has commenced a preliminary inquiry into statements we made earlier this year about our ability to comply with our fiscal 2005 loan covenants and the going concern qualification in the audit report in our Annual Report on Form 10-K for fiscal 2005, which we filed with the SEC in June 2005. If the preliminary inquiry results in a formal investigation, it could have a material adverse effect on our financial position, results of operations and cash flows.

We are subject to fluctuations in exchange rates and other risks associated with our non-U.S. operations which could adversely affect our results of operations.

We have significant manufacturing operations in, and we export to, several countries outside the United States. Approximately 60% of our net sales for fiscal 2005 were generated in Asia and Europe, with the vast majority generated in Europe in Euros and British Pounds. Because such a significant portion of our operations is based overseas, we are exposed to foreign currency risk, resulting in uncertainty as to future assets and liability values, and results of operations that are denominated in foreign currencies. We invoice foreign sales and service transactions in local currencies, using actual exchange rates during the period and translate these revenues and expenses into U.S. dollars at average monthly exchange rates. Because a significant portion of our net sales and expenses are denominated in foreign currencies, the depreciation of these foreign currencies in relation to the U.S. dollar could adversely affect our reported net sales and operating margins. We translate our non-U.S. assets and liabilities into U.S. dollars using current rates as of the balance sheet date. Therefore, foreign currency depreciation against the U.S. dollar would result in a decrease of our net investment in foreign subsidiaries.

In addition, foreign currency depreciation, particularly depreciation of the Euro, would make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars, such as lead, which is quoted on the LME in U.S. dollars. We do not engage in significant hedging of our foreign currency exposure and cannot assure you that we will be able to hedge our foreign currency exposures at a reasonable cost.

There are other risks that are inherent in our non-U.S. operations, including:

•	changes in local economic conditions, including disruption of markets;

•	changes in laws and regulations, including changes in import, export, labor and environmental laws;

•	exposure to possible expropriation or other government actions; and

•	unsettled political conditions and possible terrorist attacks against American interests.

These and other factors may have a material adverse effect on our non-U.S. operations or on our business, results of operations and financial condition.

Our liquidity is affected by the seasonality of our business. Warm winters and cool summers adversely affect us.

We sell a disproportionate share of our automotive aftermarket batteries during the fall and early winter. Resellers buy automotive batteries during these periods so they will have sufficient inventory for cold weather periods. In addition, many of our industrial battery customers in Europe do not place their battery orders until the end of the calendar year. This seasonality increases our working capital requirements and makes us more sensitive to fluctuations in the availability of liquidity.

Unusually cold winters or hot summers may accelerate battery failure and increase demand for automotive replacement batteries. Mild winters and cool summers may have the opposite effect. As a result, if our sales are reduced by an unusually warm winter or cool summer, it is not possible for us to recover these sales in later periods. Further, if our sales are adversely affected by the weather, we cannot make offsetting cost reductions to protect our liquidity and gross margins in the short-term because a large portion of our manufacturing and distribution costs are fixed.

Decreased demand in the industries in which we operate may adversely affect our business.

Approximately 25% of our global battery sales for fiscal 2005 were to original equipment manufacturers (“OEMs”), as well as their aftermarket service organizations and therefore our financial performance depends, in part, on conditions in the automotive, material handling and telecommunications industries, which, in turn, are dependent on the U.S. and global economies, generally. As a result, economic and other factors adversely affecting production by OEMs and their customers’ spending could adversely impact our business. Relatively modest declines in our customers’ purchases from us could have a significant adverse impact on our profitability because we have substantial fixed production costs. If our OEM customers reduce their inventory levels, and reduce their orders from us, our performance would be significantly adversely impacted. In this environment, we cannot predict future production rates or inventory levels or the underlying economic factors. Continued uncertainty and unexpected fluctuations may have a significant negative impact on our business.

The remaining portion of our battery sales are of aftermarket batteries. The factors influencing demand for automotive replacement batteries include: (1) the number of vehicles in use; (2) average battery life; (3) the average age of vehicles and their operating environment; (4) weather conditions; and (5) population growth and overall economic conditions. Any significant adverse change in any one of these factors may have a significant negative impact on our business.

The loss of our sole supplier of polyethylene battery separators would have a material adverse effect on our business.

We rely exclusively on a single supplier to fulfill our needs for polyethylene battery separators—a critical component to many of our products. There is no real second source that could readily provide the volume of polyethylene separators used by us. As a result, any major disruption in supply from this supplier would have a material adverse impact on us. If we are not able to maintain a good relationship with this supplier, or if for reasons beyond our control the supplier’s service were disrupted, our business may experience a significant negative effect.

Many of the industries in which we operate are very cyclical.

Our operating results are affected by the general cyclical pattern of the industries in which our major customer groups operate. Any decline in the demand for new automobiles, light trucks and sport utility vehicles could have a material adverse impact on the financial condition and results of operations of our transportation segments. A weak capital expenditure environment in the telecommunications, uninterruptible power systems and electric industrial forklift trucks markets could have a material adverse impact on the financial condition and results of operations of our Industrial Energy segments.

We are subject to pricing pressure from our larger customers.

We face significant competitive pressures in all of our business segments from our larger customers. Because of their purchasing size, our larger customers can influence market participants to compete on price terms. Such customers also use their buying power to negotiate lower prices. If we are not able to offset pricing reductions resulting from these pressures by improved operating efficiencies and reduced expenditures, those price reductions may have an adverse impact on our business.

We face increasing competition and pricing pressure from other companies in our industries, and if we are unable to compete effectively with these companies, our sales and profitability could be adversely affected.

We compete with a number of major domestic and international manufacturers and distributors of lead acid batteries, as well as a large number of smaller, regional competitors. Due to excess capacity in some sectors of our industry and consolidation among industrial purchasers, we have been subjected to continual and significant pricing pressures. The North American, European and Asian transportation battery markets are highly competitive. The manufacturers in these markets compete on price, quality, technical innovation, service and warranty. In addition, we anticipate heightened competitive pricing pressure as Asian producers, able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major markets.

If we are unable to develop new products or improve upon our existing products on a timely basis, our business and financial condition could be adversely affected.

We believe that our future success depends, in part, on our ability to develop on a timely basis new technologically advanced products or improve on our existing products in innovative ways that meet or exceed our competitors’ product offerings. Maintaining our market position will require us to continue to invest in research and development and sales and marketing. Industry standards, customer expectations or other products may emerge that could render one or more of our products less desirable or obsolete. We may be unsuccessful in making the technological advances necessary to develop new products or improve our existing products to maintain our market position. If any of these events occur, it could cause decreases in sales and have an adverse effect on our business and financial condition.

We may be adversely affected by the significant instability and uncertainty in the world financial markets and the global economy, including the effects of turmoil in the Middle East.

Recent instability in the world financial markets and the global economy, including as a result of the turmoil in the Middle East, has created uncertainty in the industries in which we operate and may adversely affect our business. In addition, terrorist activities may cause unpredictable or unfavorable economic conditions and could have a material adverse impact on our operating results and financial condition.

We may be unable to successfully implement our business strategy, which could adversely affect our results of operations and financial condition.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in increasing our manufacturing and distribution efficiency through productivity process improvement and cost reduction initiatives. Further, we may not be able to realize the benefits of these improvements and initiatives within the time frames we currently expect. In addition, we may not be successful in increasing our percentage of captive arrangements and spent battery collections or in hedging our lead requirements, leaving us exposed to the price of lead. Additionally, our ability to successfully implement these strategies on a timely basis may be impacted by our liquidity. Any failure to successfully implement our business strategy could adversely affect our results of operations and financial condition, and could further impair our ability to make certain strategic capital expenditures and meet our restructuring objectives.

Loss of the right to use licensed trademarks could adversely affect our results of operations.

We currently license the right to use certain trademarks which are important to our business, including NASCAR. Our current license for NASCAR expires on December 31, 2006. Loss of the right to use this trademark or other licensed trademarks could adversely affect our results of operations.

We are subject to costly regulation in relation to environmental, health and safety matters, which could adversely affect our business and results of operations.

In the manufacture of our products throughout the world, we manufacture, distribute, recycle and otherwise use large amounts of potentially hazardous materials, especially lead and acid. As a result, we are subject to a substantial number of costly regulations, including limits on employee blood lead levels. In particular, we are required to comply with increasingly stringent requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries, including those governing emissions to air, discharges to water, noise and odor emissions; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties and human health and safety. Compliance with these laws and regulations results in ongoing costs. We could also incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims, or costs to upgrade or replace existing equipment, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities. In addition, many of our current and former facilities are located on properties with histories of industrial or commercial operations. Because some environmental laws can impose liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating or remediating contamination at these properties if contamination requiring such activities is discovered in the future.

We may become obligated to pay material remediation-related costs at our Tampa, Florida facility in the amount of approximately $12.5 to $20.5 million, at our Columbus, Georgia facility in the amount of approximately $13.5 million and at our Sonalur, Portugal facility in the amount of $3.5 to $7.0 million.

We cannot assure you that we have been, or will at all times be, in complete compliance with all environmental requirements, or that we will not incur additional material costs or liabilities in connection with these requirements in excess of amounts we have reserved. Private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in our products, especially lead.

Environmental requirements are complex and have tended to become more stringent over time. These requirements or their enforcement may change in the future in a manner that could have a material adverse effect on our business, results of operations and financial condition. We have made and will continue to make expenditures to comply with environmental requirements. These requirements, responsibilities and associated expenses and expenditures, if they continue to increase, could have a material adverse effect on our business and results of operations. While our costs to defend and settle claims arising under environmental laws in the past have not been material, we cannot assure you that this will remain so in the future.

The EPA or state environmental agencies could take the position that we have liability under environmental laws that were not discharged in bankruptcy. To the extent these authorities are successful in disputing the pre-petition nature of these claims, we could be required to perform remedial work that has not yet been performed for alleged pre-petition contamination, which would have a material adverse effect on our financial condition, cash flows or results of operations.

The EPA or state environmental agencies could take the position that we have liability under environmental laws that were not discharged in bankruptcy. To the extent these authorities are successful in disputing the pre-petition nature of these claims, we could be required to perform remedial work that has not yet been performed for alleged pre-petition contamination, which would have a material adverse effect on our financial condition, cash flows or results of operations. We have previously been advised by the EPA or state agencies that we are a “Potentially Responsible Party” under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws at 96 federally defined Superfund or state equivalent sites. At 44 of these sites, we have paid our share of liability and we believe that it is probable that our liability for most of the remaining sites will be treated as disputed unsecured claims under our Joint Plan of Reorganization under Chapter 11 (the “Plan”). However, there can be no assurance that these matters will be discharged. In addition, the EPA, in the course of negotiating this pre-petition claim, had notified the Company of the possibility of additional clean up costs associated with Hamburg, Pennsylvania properties of approximately $35 million. To date the EPA has not made a formal claim for this amount or provided any support for this estimate. To the extent the EPA or other environmental authorities disputed the pre-petition nature of these claims, the Company would intend to resist any such effort to evade the bankruptcy law’s intended result, and believes there are substantial legal defenses to be asserted in that case. However, there can be no assurance that we would be successful in challenging any such actions.

We and our subsidiaries may be adversely affected by legal proceedings to which we are, or may become, a party.

We and our subsidiaries are currently and may in the future become subject to legal proceedings. For example, in June 2005, Aviva Partners LLC and Robert Jarman filed purported class action lawsuits against us and certain of our present and former officers alleging that certain public misstatements made between November 16, 2004 and May 17, 2005 constituted material misstatements in violation of Rule 10b-5 under the Securities Exchange Act of 1934. In addition, in August 2005, the Company was informed that Murray Capital Management, Inc., a former shareholder and purchaser of the Company’s senior notes, intends to file a claim against the Company and certain of its current and former officers alleging violations of certain federal securities laws, common law fraud, negligent misrepresentation, breach of fiduciary duty, negligence and unjust enrichment. While Murray’s claims are largely duplicative of those set out in the Aviva and Jarman complaints, Murray also claims that false and misleading statements were made in connection with the Company’s March 2005 issuance of convertible notes and concurrent issuance of senior notes. Murray has not indicated the amount of damages it seeks. The Company denies Murray’s claims and intends to vigorously pursue its defense. No assurances can be given that we will be able to successfully defend any such legal proceedings, and adverse results in one or more of such legal proceedings could have a material adverse effect on our business or operations.

The cost of resolving our pre-petition disputed claims, including legal and other professional fees involved in settling or litigating these matters, could have a material adverse effect on our financial condition, cash flows and results of operations.

There are approximately 2,500 pre-petition disputed unsecured claims on file in the bankruptcy case that remain to be resolved through the Plan’s claims reconciliation and allowance procedures. We established a reserve of common stock and warrants to purchase common stock for issuance to holders of these disputed unsecured claims as the claims are allowed by the bankruptcy court. Although these claims are generally resolved through the issuance of common stock and warrants from the reserve rather than the payment of money, the process of resolving these claims through settlement or litigation requires considerable Company resources, including expenditures for legal and professional fees and the attention of Company personnel. These costs could have a material adverse effect on our financial condition, cash flows and results of operations. We are unable to predict how the recent declines in our stock price will impact this process given that our common stock is the currency in which these claims are resolved. On the one hand, lower stock prices may make some plaintiffs less willing to litigate but, on the other hand, may make some plaintiffs less willing to settle for less than the full amount of their claims depending on a variety of factors, including the strength of the plaintiff’s claims and the size of the plaintiff’s anticipated ultimate award.

Work stoppages or other labor issues at our facilities or our customers’ or suppliers’ facilities could adversely affect our operations.

At March 31, 2005, approximately 32% of our North American and many of our non-U.S. employees were unionized. It is likely that a significant portion of our workforce will remain unionized for the foreseeable future. It is also possible that the portion of our workforce that is unionized may increase in the future. Contracts covering approximately 475 of our domestic employees expire in 2006, and the remainder thereafter. In addition, contracts covering most of our union employees in Europe and the rest of the world expire on various dates through fiscal 2006. Although we believe that our relations with our employees are generally good, if conflicts develop between us and our employees’ unions in connection with the renegotiation of these contracts or otherwise, work stoppages or other labor disputes could result. A work stoppage at one or more of our plants, or a material increase in our costs due to unionization activities, may have a material adverse effect on our business.

Work stoppages at the facilities of our customers or our suppliers may also negatively affect our business. If any of our customers experience a material work stoppage, that customer may halt or limit the purchase of our products. This could require us to shut down or significantly reduce production at facilities relating to those products. Moreover, if any of our suppliers experience a work stoppage, our operations could be adversely affected if an alternative source of supply is not readily available.

Our ability to operate our business effectively could be impaired if we fail to attract and retain experienced key personnel.

Our success depends, in part, on the continued contributions and experience of our senior officers and other key personnel. Certain of our senior officers are relatively new. The fact that certain of our key senior officers are recent additions to our staff could adversely affect the operation of our business. Moreover, if in the future we lose or suffer an extended interruption in the service of one or more of our other senior officers or key employees, our financial condition and operating results may be adversely affected.

Our internal control over financial reporting was not effective as of March 31, 2005.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder, our management was required to furnish a report on, and our independent registered public accounting firm attested to, our internal controls over financial reporting in our Annual Report on Form 10-K for the year ending March 31, 2005. In connection with the preparation of this report, our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2005, and this assessment identified two material weaknesses relating to ineffective controls over period-end account reconciliations, reviews and analyses and ineffective controls over period-end accounting for income taxes. Because of these material weaknesses, our management concluded that our internal controls over financial reporting was not effective as of March 31, 2005, based on the criteria in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In an effort to remediate the material weaknesses and other deficiencies, we are currently implementing a number of changes to our internal control over financial reporting, including enhancing established policies and procedures and reducing the complexity of our consolidation processes, and we intend to implement additional remedial measures, including hiring additional accounting personnel to focus on ongoing remediation initiatives and improving our documentation and training related to our policies and procedures. However, there can be no assurance that such remediation steps will be successful, that we will not have significant deficiencies or other material weaknesses in the future or that, when next evaluated, our management will conclude, and our auditors will determine, that our internal control over financial reporting is effective. Any failure to implement effective internal control over financial reporting could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the notes or our common stock, and may require us to incur additional costs in improving our internal control system.

Risks Related to the Notes and the Common Stock

The notes are structurally subordinated to the debt and liabilities of our subsidiaries.

For fiscal 2005, our subsidiaries accounted for approximately 63% of our consolidated net sales and 62% of our consolidated assets. None of our subsidiaries guarantee our obligations under the notes and they will not have any obligation with respect to the notes. Consequently, we will be dependent on dividends and other payments from our subsidiaries to make payments of principal and, when they elect to or are required to pay interest in cash, interest on the notes. Our subsidiaries are separate and distinct legal entities, and they will have no obligation, contingent or otherwise, to pay those amounts, whether by dividend, distribution, loan or other payments. You will not have any direct claim on the cash flows or assets of our subsidiaries.

Generally, claims or creditors of a subsidiary, including trade creditors, will have priority with respect to the assets and earnings of such subsidiary over the claims of creditors of its parent company. Your rights under the notes, therefore, will be structurally subordinated to those of the creditors of our subsidiaries. In the event of bankruptcy or insolvency, you may receive less, ratably, than holders of debt of our subsidiaries. As of June 30, 2005, our subsidiaries had $901.4 million of indebtedness and other liabilities, including trade payables, and the notes would have been structurally subordinated to all such indebtedness and other liabilities.

The notes are subordinated to our senior indebtedness.

The notes are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness. As of June 30, 2005, the aggregate amount of our debt that ranked senior to the notes (including borrowings under our senior credit facility and our outstanding senior secured notes) was approximately $605.8 million.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. As of June 30, 2005, we had total indebtedness, including capital leases, of approximately $665.8 million. Our level of indebtedness could have significant consequences to you. For example, it could:

•	limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements;

•	substantially increase our vulnerability to changes in interest rates, because a substantial portion of our indebtedness will bear interest at floating rates, including the notes which bear an interest rate equal to the 3-month LIBOR minus a spread of 1.50%, exposing us to a risk of an increase in the interest rate of the notes if the 3-month LIBOR increases;

•	limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	make us more vulnerable to a downturn in our business or in the economy;

•	place us at a disadvantage to some of our competitors, who may be less highly leveraged than us; and

•	require a substantial portion of our cash flow from operations to be used for debt payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes.

One or a combination of these factors could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes. Subject to restrictions in the indenture governing the notes and our senior secured credit facility, we may incur additional indebtedness, which could increase the risks associated with our already substantial indebtedness.

In addition, on June 13, 2005 we obtained a temporary waiver from the IRS with respect to our minimum funding requirements, amounting to approximately $50 million, for our U.S. pension plans for calendar years 2003 and 2004. The temporary waiver defers our minimum contributions for those years and requires the contributions to be paid over a five-year period through 2010. The temporary waiver is secured by a second lien on our domestic property, including the stock of our U.S. and direct foreign subsidiaries.

Restrictive covenants will restrict our ability to operate our business and to pursue our business strategies, and our failure to comply with these covenants could result in an acceleration of our indebtedness.

Our senior credit facility and the indenture governing our senior secured notes contain covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. The credit agreement and the indenture governing our senior secured notes restrict, among other things, our ability and the ability of our subsidiaries to:

•	incur additional indebtedness or enter into sale and leaseback transactions;

•	pay dividends or make distributions on our capital stock or certain other restricted payments or investments;

•	purchase or redeem stock;

•	issue stock of our subsidiaries;

•	make investments and extend credit;

•	engage in transactions with affiliates;

•	transfer and sell assets;

•	effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

•	create liens on our assets to secure debt.

In addition, our senior credit facility requires us to meet certain financial ratios and to repay outstanding borrowings with portions of the proceeds we receive from certain sales of property or assets and specified future debt offerings. Our ability to comply with these provisions may be affected by events beyond our control, and we may not be able to meet the financial ratios. Rising prices of lead and other commodities and other circumstances have resulted in us not being able to satisfy certain of our financial covenants, requiring us to obtain amendments to our senior credit facility in November 2004, February 2005 and June 2005. In addition, on June 29, 2005, we had to obtain an amendment and waiver to our senior credit facility due to the going concern qualification with respect to our audited financial statements as of March 31, 2005. This amendment prohibits us from borrowing from any facility if our unrestricted cash or cash equivalents after application of the proceeds of such borrowing would exceed $40 million (exclusive of up to $10 million cash and cash equivalents in Asia, Australia and New Zealand).

Any breach of the covenants in our senior secured credit agreement or the indenture governing our senior secured notes could cause a default under our senior secured credit agreement and other debt (including the notes), which would restrict our ability to borrow under our credit facility, thereby significantly impacting our liquidity. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt instrument to be due and payable immediately. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If, as or when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our senior credit facility, the lenders under our senior credit facility could institute foreclosure proceedings against the assets securing borrowings under the senior credit facility.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make payments on and refinance our indebtedness, including the notes or our senior secured notes, will depend on our ability to generate cash from our future operations. Our ability to generate cash from future operations is subject, in large part, to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control.

Our business may not generate sufficient cash flows from operations, and future borrowings under our senior credit facility or from other sources may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments or alliances. We may not be able to take such actions, if necessary, on commercially reasonable terms, or at all. In addition, we may need to refinance or restructure all or a portion of our indebtedness, including our senior credit facility, the notes or our senior secured notes, on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. In the absence of such financing, we could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for such assets.

Federal and state statutes allow courts, under specific circumstances, to void the notes and require noteholders to return payments received from us.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer and conveyance laws, the notes could be voided, or claims in respect of the notes could be subordinated to all of our other debts if, among other things, we, at the time we issued the notes:

•	did so with the intent of hindering, delaying or defrauding any present or future creditor; or

•	received less than reasonably equivalent value or fair consideration for issuing the notes, and (1) were insolvent or rendered insolvent by reason of such incurrence, (2) were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital, or (3) intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•	the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on our existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

We cannot be certain as to the standard that a court would use to determine whether or not we were solvent upon issuance of the notes or, regardless of the actual standard applied by the court, that the issuance of the notes would not be voided or subordinated to our other debt.

If a court voided the notes, you would no longer have a claim against us or our assets. In addition, the court might direct you to repay any amounts already received from us.

There are no restrictive covenants in the indenture governing the notes, including related to our ability to incur future indebtedness.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens, or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness or indebtedness at the subsidiary level to which the notes would be structurally subordinated. A higher level of indebtedness increases the risk that we may default on our indebtedness. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our indebtedness or that future working capital, borrowings or equity financing will be available to pay or refinance such indebtedness.

We may be unable to repurchase your notes as required under the indenture upon a change in control at the option of the holder or pay you cash upon conversion of your notes.

Upon a change in control, as defined in the indenture, you will have the right to require us to repurchase your notes for cash. If we do not have sufficient funds to pay the repurchase price for all of the notes you tender upon a change in control, an event of default under the indenture governing the notes would occur as a result of such failure. In addition, cash payments in respect of notes that you tender for repurchase or that you convert may be subject to limits and might be prohibited, or create an event of default, under our other agreements relating to borrowings that we may enter into from time to time. Our failure to make cash payments in respect of the notes could result in an event of default under such agreements. Such other borrowings may be secured indebtedness and may prevent us from making cash payments in respect of the notes under certain circumstances. Our inability to pay for your notes that are tendered for repurchase could result in your receiving substantially less than the principal amount of the notes. See “Description of the Notes—Right to Require Purchase of the Notes Upon a Change in Control.”

Upon an occurrence of a change in control, we may be required to offer to repay the notes and may be required to repay any other debt then outstanding. If a change in control were to occur today, we would not have the financial resources available to repurchase all the notes for cash.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion price of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Please read “Description of the Notes—Conversion Rights—Conversion Price Adjustments.” If the conversion price is adjusted as a result of a distribution that is taxable to our common shareholders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not receive such distribution. In addition, Non-U.S. Holders (as defined in “Certain United States Federal Income Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements, which we may set off against cash payments of interest payable on the notes. Please read “Certain United States Federal Income Tax Considerations.”

There is no prior public market for the notes, so if an active trading market does not develop for the notes you may not be able to resell them.

There is currently no public market for the notes and we cannot assure you that an active trading market will ever develop for the notes. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates and our operating results and the market for similar securities. The initial purchasers have informed us that they currently intend to make a market in the notes. However, the initial purchasers may cease their market-making at any time. We do not intend to apply for listing of the notes on any securities exchange or The Nasdaq Stock Market.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares of our common stock issuable upon conversion of the notes when desired or at attractive prices.

During fiscal 2005, the trading price of our common stock on the Nasdaq National Market ranged from $10.32 to $24.50 per share. The closing price on September 12, 2005 was $5.55 per share. Our stock price may fluctuate in response to a number of events and factors, such as variations in operating results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, changes in financial estimates and recommendations by securities analysts, the actions of rating agencies, the operating and stock price performance of other companies that investors may deem comparable to us and news reports relating to trends in our markets or general economic conditions.

Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

Holders of common stock issued upon conversion of the notes may suffer dilution as the result of the issuance of additional shares of common stock and warrants to purchase common stock to holders of pre-petition claims to the extent the reserve of common stock and warrants established to satisfy such claims is insufficient.

Pursuant to the Plan, we have established a reserve of common stock and warrants to purchase common stock for issuance to holders of unsecured pre-petition disputed claims. To the extent this reserve is insufficient to satisfy these disputed claims, we would be required to issue additional shares of common stock and warrants, which would result in dilution to holders of common stock issued upon conversion of the notes.

We agreed pursuant to the Plan to issue 25,000,000 shares of common stock and warrants initially exercisable for 6,250,000 shares of common stock, distributed as follows:

•	holders of pre-petition secured claims were allocated collectively 22,500,000 shares of common stock; and

•	holders of general unsecured claims were allocated collectively 2,500,000 shares of common stock and warrants to purchase 6,250,000 shares of common stock at $32.11 per share, and approximately 13.4% of such new common stock and warrants were initially reserved for distribution for disputed claims under the Plan’s claims reconciliation and allowance procedures.

Under the claims reconciliation and allowance process set forth in the Plan, the Official Committee of Unsecured Creditors, in consultation with us, established a reserve to provide for a pro rata distribution of common stock and warrants to holders of disputed claims as they become allowed. As claims are evaluated and processed, we will object to some claims or portions thereof, and upward adjustments (to the extent stock and warrants not previously distributed remain) or downward adjustments to the reserve will be made pending or following adjudication of these objections. Predictions regarding the allowance and classification of claims are inherently difficult to make. With respect to environmental claims in particular, there is inherent difficulty in assessing the Company’s potential liability due to the large number of other potentially responsible parties. For example, a demand for the total cleanup costs of a landfill used by many entities may be asserted by the government using joint and several liability theories. Although we believe that there is a reasonable basis in law to believe that we will ultimately be responsible for only our share of these remediation costs, there can be no assurance that we will prevail on these claims. In addition, the scope of remedial costs, or other environmental injuries, are highly variable and estimating these costs involves complex legal, scientific and technical judgments. Many of the claimants who have filed disputed claims, particularly environmental and personal injury claims, produce little or no proof of fault on which the Company can assess its potential liability and either specify no determinate amount of damages or provide little or no basis for the alleged damages. In some cases we are still seeking additional information needed for claims assessment and information that is unknown to us at the current time may significantly affect our assessment regarding the adequacy of the reserve amounts in the future.

As general unsecured claims have been allowed in the bankruptcy court, we have distributed common stock at a rate of approximately one share per $383 in allowed claim amount and approximately one warrant per $153 in allowed claim amount. These rates were established based upon the assumption that the stock and warrants allocated to non-noteholder general unsecured claims on the effective date of the Plan, including the reserve established for disputed claims, would be fully distributed so that the recovery rates for all allowed unsecured claims would comply with the Plan without the need for any redistribution or supplemental issuance of securities. If the amount of non-noteholder general unsecured claims that is eventually allowed exceeds the amount of claims anticipated in the setting of the reserve, additional common stock and warrants will be issued for the excess claim amounts at the same rates as used for the other non-noteholder general unsecured claims. If this were to occur, additional common stock would also be issued to the holders of pre-petition secured claims to maintain the ratio of their distribution in common stock at nine times the amount of common stock distributed for all unsecured claims.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing shareholders’ equity interests in us. Our board of directors has the authority to issue, without vote or action of shareholders, up to 1,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common shareholders’ interest. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue, without shareholder approval, up to 61,500,000 shares of common stock, of which approximately 24,522,760 shares were outstanding as of September 12, 2005. See “Description of Capital Stock.”

Before conversion, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our certificate of incorporation or bylaws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may make it difficult for a third party to acquire us, even in situations that may be viewed as desirable by our stockholders.

Our certificate of incorporation and bylaws and the General Corporation Law of the State of Delaware (the “DGCL”) contain provisions that may delay or prevent an attempt by a third party to acquire control of our company. For example, our certificate of incorporation:

•	authorizes our board of directors to fill vacant directorships or to increase the size of the board of directors;

•	does not authorize our stockholders to cumulate voting in the election of directors; and

•	authorizes the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate.

In addition, our bylaws limit the ability of stockholders to bring business before a meeting of stockholders and do not allow our stockholders to act by written consent. We are also subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain designated conditions are met.

These provisions could also discourage or impede a tender offer, proxy contest or other similar transaction involving control of us, even if viewed favorably by stockholders. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. In particular, these include, among other things, statements relating to:

•	projections of net sales, cost of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency translations, capital structure and other financing items;

•	statements regarding our plans and objectives, including the introduction of new products or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities;

•	statements of future economic performance;

•	statements of assumptions, such as the prevailing weather conditions in our market areas, underlying other statements and statements about our business; and

•	statements regarding our ability to obtain amendments under our debt agreements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to the following general factors:

•	adverse reactions by creditors, vendors, customers and others to the going concern qualification in our audit report for the fiscal year ended March 31, 2005;

•	negative effects on our liquidity resulting from the lack of borrowing availability under the terms of the amendment to our senior credit facility which we obtained as a result of the going concern qualification described above and potential contraction of vendor credit;

•	our ability to implement and fund our business strategies and restructuring plans based on current liquidity;

•	lead, which experiences significant fluctuations in market price and which, as a hazardous material, may give rise to costly environmental and safety claims, can affect our results because it is a major constituent in most of our products;

•	unseasonable weather (warm winters and cool summers), which adversely affects demand for automotive and some industrial energy batteries;

•	our reliance on a single supplier for our polyethylene battery separators;

•	a pending preliminary SEC inquiry;

•	our substantial debt and debt service requirements which restrict our operating and financial flexibility, and impose significant interest and financing costs and our ability to comply with the covenants in our debt agreements or obtain waivers of noncompliance;

•	we are subject to a number of litigation proceedings, the results of which could have a material adverse effect on our business, financial condition or results of operations;

•	the realization of the tax benefits of our net operating loss carry forwards, which are dependent upon future taxable income;

•	the battery markets in North America and Europe are very competitive and, as a result, it is often difficult to maintain margins;

•	foreign operations involve risk such as disruption of markets, changes in import and export laws, currency restrictions, currency exchange rate fluctuations and possible terrorist attacks against U.S. interests;

•	we are exposed to fluctuations in interest rates on our variable debt which can affect our results;

•	our ability to maintain and generate liquidity to meet our operating needs;

•	general economic considerations;

•	Asian batteries sold in North America and Europe at discounted prices;

•	our ability to comply with financial and restrictive covenants in our senior credit facility and in the indenture relating to our senior secured notes;

•	our ability to acquire goods and services and/or fulfill labor needs at budgeted costs;

•	our ability to attract and retain key personnel;

•	the substantial management time and financial and other resources needed for our consolidation and rationalization of acquired entities; and

•	our ability to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

All of the notes and the shares of common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledges, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling securityholders.

RATIOS OF EARNINGS TO FIXED CHARGES

The deficiency of earnings to fixed changes for each of the periods indicated is as follows (dollars in thousands):

Deficiency of Earnings to Fixed Charges

Successor Company		Predecessor Company
Period from April 1, 2005 to June 30, 2005	Period from May 6, 2004 to March 31, 2005	Period from April 1, 2004 to May 5, 2004	Fiscal Year Ended March 31
			2004	2003	2002	2001
$36,963	$452,944	$41,043(1)	$92,360	$111,451	$303,205	$155,703

(1)	Excludes gain on discharge of liabilities of $1,558,839 and Fresh Start accounting adjustments of $228,371.

For purposes of computing the ratios of earnings to fixed charges, earnings consist of income before provision for fixed charges, amortization of capitalized interest and unremitted earnings from equity investments, less interest capitalized and minority interest. Fixed charges include interest expense, amortization of deferred financing costs, amortization of original issue discount on notes and the portion of rental expense under operating leases deemed by us to be representative of the interest factor. The ratio of earnings to fixed charges was less than 1.00x for all periods presented in the table above. Earnings available for fixed charges were inadequate to cover fixed charges for such periods by the amounts indicated in the table.

As of the date of this prospectus, we had no preferred stock outstanding.

DESCRIPTION OF THE NOTES

The notes were issued under an indenture, dated March 18, 2005, between the Company and SunTrust Bank, as trustee. The following description is only a summary of the material provisions of the notes, the related indenture and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Available Information.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to “we,” “us,” “our,” “the Company” and “Exide” include only Exide Technologies and not its subsidiaries.

General

The notes:

•	are initially limited to $60 million in principal amount;

•	bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 1.50%;

•	are our general unsecured obligations, subordinate in right of payment to all of our existing and future senior indebtedness and equal in right of payment with all our future senior subordinated indebtedness and senior to all of our existing and future subordinated debt;

•	are structurally subordinated to all of the existing and future debt and other liabilities of our subsidiaries;

•	are convertible, at your option, prior to the close of business on the maturity date, at a conversion price of $17.37 per share, which is equal to a conversion rate of approximately 57.5705 shares per $1,000 principal amount of notes, subject to adjustment. Upon a change in control, under certain circumstances, we will (1) decrease the conversion price as described below for holders converting their notes in connection with such change in control or (2) elect to adjust the conversion rate and the related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company;

•	are subject to repurchase by us in cash at your option in connection with a change of control, at a repurchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest to but not including the date of repurchase; and

•	are due on September 18, 2013, unless earlier converted at your option or repurchased by us in connection with a change of control.

The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “—Right to Require Purchase of the Notes upon a Change in Control,” the indenture contains no covenants or other provisions that afford protection to holders of the notes in the event of a highly leveraged transaction.

Interest

The notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 1.50% as described below.

Interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2005. Interest on the notes accrues from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the notes at the close of business on the immediately preceding March 1, June 1, September 1 and December 1, whether or not this day is a business day. Interest (including liquidated damages, if any) payable upon repurchase will be paid to the person to whom principal is payable unless the repurchase date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including liquidated damages, if any) on, the notes at the office or agency maintained by us with the trustee in the Borough of Manhattan in New York City. We reserve the right to pay interest to holders of any notes in certificated form by check mailed to the holders at their registered addresses. However, a holder of such notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds to an account in North America.

The interest rate will be determined by the trustee acting as calculation agent. The interest rate for each quarterly period (other than the period before the first interest payment date) will be reset on the first day of such quarterly period (which we refer to as the interest adjustment date), which will be the interest payment date for the immediately preceding quarterly period. The adjusted interest rate will be based upon 3-month LIBOR, determined on the second preceding London banking day prior to the applicable interest adjustment date (the “Interest Determination Date”) as described below. Interest on the notes will accrue from the date of original issuance to June 15, 2005 at a rate of 1.53% per annum.

The term “3-month LIBOR” means, with respect to any Interest Determination Date:

(a) the rate for 3-month deposits in United States dollars commencing on the second London banking day succeeding the Interest Determination Date, that appears on the Moneyline Telerate Page 3750 (as described below) as of 11:00 a.m., London time, on the Interest Determination Date; or

(b) if no rate appears on the particular Interest Determination Date on the Moneyline Telerate Page 3750, the rate calculated by the calculation agent as the arithmetic mean of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the second London banking day succeeding the Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(c) if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on the particular Interest Determination Date by three major banks in the City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of three months commencing on the second London banking day succeeding the Interest Determination Date, and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(d) if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), 3-month LIBOR in effect immediately prior to the particular Interest Determination Date (or 1.53% per annum in the case of the interest adjustment date on June 15, 2005).

“Moneyline Telerate Page 3750” means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) or such other service or services as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London banking day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London, England.

The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Except under the limited circumstances described below, the notes will be issued only in fully registered book entry form, without coupons, and will be represented by one or more global securities. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

Conversion Rights

General

A holder may at any time prior to the close of business on the maturity date convert any outstanding notes into shares of our common stock at an initial conversion price of $17.37 per share. This represents a conversion rate of approximately 57.5705 shares per $1,000 principal amount at maturity of the notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 and multiples of $1,000.

Adjustment to Conversion Price Upon a Change in Control

If you elect to convert your notes in connection with clauses (1), (2) or (3) of the definition of change in control as defined under “—Right to Require Purchase of Notes Upon a Change in Control” and 10% or more of the fair market value of the consideration for the shares of our common stock in the transaction consists of (i) cash (excluding cash paid for fractional shares), (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will decrease the conversion price for the notes surrendered for conversion, which will increase the number of shares issuable upon conversion (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which the change in control becomes effective (the “effective date”) and the share price (the “share price”) paid per share of common stock in the change in control. If holders of our common stock receive only cash in the change in control, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale prices of our common stock on the five trading days prior to but not including the effective date of the corporate transaction.

The share prices set forth in the first row of each table below (i.e., column headers) will be adjusted as of any date on which the conversion price of the notes is adjusted, as described below under “—Conversion Price Adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion price immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion price as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion price described under “—Conversion Price Adjustments.”

The following table sets forth the hypothetical share price and number of additional shares to be received per $1,000 principal amount of notes:

	Make Whole Premium on Change in Control
	Shares delivered per bond based on stock price at takeover
Date	$14.24	$15.00	$16.00	$18.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$100.00	$150.00
3/15/05	12.7	11.8	10.9	9.4	8.2	6.3	5.0	4.1	3.4	2.5	1.9	1.4	1.1	0.7	0.0
3/15/06	12.7	12.1	11.1	9.6	8.4	6.4	5.1	4.2	3.6	2.6	2.0	1.6	1.2	0.8	0.0
3/15/07	12.7	11.8	10.8	9.2	8.0	6.1	4.9	4.0	3.4	2.5	2.0	1.5	1.2	0.8	0.0
3/15/08	12.3	11.3	10.2	8.6	7.5	5.6	4.5	3.7	3.2	2.4	1.8	1.5	1.2	0.8	0.0
3/15/09	11.7	10.7	9.5	7.9	6.8	5.0	4.0	3.3	2.8	2.1	1.7	1.3	1.1	0.7	0.0
3/15/10	11.1	9.9	8.7	7.0	5.9	4.3	3.4	2.9	2.4	1.8	1.4	1.2	0.9	0.6	0.0
3/15/11	10.7	9.3	7.9	6.0	4.8	3.4	2.7	2.3	1.9	1.5	1.2	0.9	0.8	0.5	0.0
3/15/12	10.4	8.7	6.9	4.7	3.5	2.4	1.9	1.6	1.3	1.0	0.8	0.7	0.5	0.4	0.0
3/15/13	10.7	8.2	5.8	3.0	1.8	1.1	0.9	0.7	0.6	0.5	0.4	0.3	0.3	0.2	0.0
9/15/13	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The share prices and additional share amounts set forth above are based upon a common stock closing bid price of $14.24 per share at March 14, 2005 and an initial conversion price of $17.37.

The maximum amount of additional shares payable is 12.6542 per $1,000 principal amount of notes. Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed approximately 70.2247 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion price as set forth under “—Conversion Price Adjustments.”

The exact share prices and effective dates may not be set forth in the table above, in which case if the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

Conversion After a Public Acquirer Change in Control

Notwithstanding the provisions above, in the case of a public acquirer change in control (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described under “—Adjustment to Conversion Price Upon a Change in Control” above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer change in control, holders of the notes will be entitled to convert their notes into a number of shares of public acquirer common stock (as defined below) that have been registered, or the resale of which will be registered, under the Securities Act, by multiplying the conversion rate in effect immediately before the public acquirer change in control by a fraction:

•	the numerator of which will be (i) in the case of a consolidation, merger or binding share exchange, pursuant to which our common stock is converted into or exchanged for the right to receive cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change in control, the average of the last closing price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control, and

•	the denominator of which will be the average of the last closing prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change in control.

A “public acquirer change in control” means any event constituting a change in control that would otherwise obligate us to increase the conversion rate as described under “—Adjustment to Conversion Price Upon a Change in Control” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change in control (the “public acquirer common stock”). Upon a public acquirer change in control, holders may convert their notes at the adjusted conversion rate described in the preceding paragraph but will not be entitled to the increased conversion rate as described under “—Adjustment to Conversion Price Upon a Change in Control.” The registered shares of public acquirer Common Stock, or the shares of public acquirer common stock registered for resale, as the case may be, shall be listed, or approved for listing subject only to official notice of issuance, on a national securities exchange or the Nasdaq National Market.

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the notes into our shares of common stock.

You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described under “—Repurchase of the Notes at the Option of the Holder” or “—Right to Require Purchase of Notes Upon a Change in Control.” The “conversion date” will be the date on which the foregoing requirements have been satisfied.

Payment Upon Conversion

You will not receive any cash payment representing accrued and unpaid interest upon conversion of a Note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion, we will become obligated to deliver to you a fixed number of our shares of common stock and any cash payment to account for fractional shares (the “conversion obligation”). The cash payment for fractional shares will be based on the last reported sale price of our shares of common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock and any cash payment to account for fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. The trustee will initially act as the conversion agent. Notwithstanding conversion of any notes, the holders of the notes and any shares of common stock issuable upon conversion thereof may continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See “—Registration Rights.”

Conversion Price Adjustments

We will adjust the conversion price if (without duplication):

(1) we issue to all holders of shares of our common stock other capital stock as a dividend or distribution on our common stock;

(2) we subdivide or combine our common stock;

(3) we issue (other than pursuant to a stockholders rights plan) to all holders of our common stock or our preferred stock, rights, warrants or options entitling them to subscribe for or purchase shares of our common stock at less than the then current market price;

(4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock (other than shares of our common stock), securities, cash, property, rights, warrants or options, excluding:

•	those rights, warrants or options referred to in clause (3) above;

•	any dividend or distribution paid exclusively in cash not referred to below; and

•	any dividend or distribution referred to in clause (1) above;

(5) we declare a cash dividend or distribution to all or substantially all of the holders of our common stock. If we declare such a cash dividend or distribution, the conversion price shall be decreased to equal the number determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price—Dividend Adjustment Amount) / Pre-Dividend Sale Price

provided that, no adjustment to the conversion price or the ability of a holder of a note to convert will be made if we provide that holders of notes will participate in the cash dividend or distribution without conversion; provided further that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount) then in lieu of any adjustment under this clause (5), we will make adequate provision so that each holder of notes will have the right to receive upon conversion the amount of cash such holder would have received had such holder converted such notes on the record date for such cash dividend or distribution. “Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of common stock;

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(7) someone other than Exide or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, Exide’s board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of Exide common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause Exide to engage in a consolidation or merger of Exide or a sale of all or substantially all of Exide’s assets.

If rights or warrants for which an adjustment of the conversion price has been made expire unexercised, the conversion price will be readjusted to take into account the actual number of shares of common stock issued upon the exercise of such rights or warrants.

The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the closing sale price of our common stock on the date of conversion or, the “applicable share price” in the event that cash or a combination of cash and common stock is used to satisfy our conversion obligation.

Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount to be converted together with the note being surrendered.

If we make a distribution of property to our stockholders that would be taxable to them as a dividend for federal income tax purposes and the conversion price of the notes is decreased, this decrease may be deemed to be the receipt of taxable income by holders of the notes.

Subordination of the Notes

The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash of all existing and future senior indebtedness (as defined below) (including our senior credit facility) and is structurally subordinated to all indebtedness and liabilities of our subsidiaries. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash before we pay the holders of the notes. If the notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture. However, any failure to give such notice shall have no effect whatsoever on the subordination provisions described in this prospectus.

“Senior indebtedness,” as defined in the indenture, means, with respect to any person:

(1) indebtedness of such person, whether outstanding on the issue date or thereafter incurred; and

(2) all other obligations of such person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such person whether or not post-filing interest is allowed in such proceeding) in respect of indebtedness described in clause (1) above, including, without limitation, (x) all monetary obligations of every nature of Exide under, or with respect to, its credit facilities, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof) and (y) all hedging obligations of such person (and guarantees thereof);

unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the notes of such person.

Senior indebtedness shall not include:

(1) any obligation of such person to Exide or any of its subsidiaries;

(2) any liability for federal, state, local or other taxes owed or owing by such person;

(3) any accounts payable or other liability, in each case, to trade creditors arising in the ordinary course of business; however, obligations incurred pursuant to the Credit Facilities shall not be excluded pursuant to this clause (3); or

(4) any indebtedness or other obligation of such person which is expressly subordinate or junior in right of payment in any respect to any other indebtedness or other obligation of such person.

“Indebtedness” means, with respect to any person, without duplication:

(1) all obligations of such person for borrowed money;

(2) all obligations such person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP;

(4) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

(5) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all obligations of any other person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured; and

(8) all net amounts owing under any currency agreements and interest swap agreements of such person.

“Obligations” means all obligations for principal, premium, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any indebtedness.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness (as defined below) occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from the representative of any designated senior indebtedness.

We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived ceases to exist, and

•	in case of a nonpayment default, the earliest of (x) the date on which all nonpayment defaults are cured or waived (so long as no other event of default exists), (y) 180 days after the date on which the applicable payment blockage notice is received or (z) the date on which the trustee receives notice from the representative for such designated senior indebtedness rescinding the payment blockage notice, unless the maturity of any designated senior indebtedness has been accelerated.

No new period of payment blockage may be commenced for a default unless:

•	360 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

“Designated senior indebtedness,” as defined in the indenture, with respect to a person, means:

(1) obligations pursuant to, or in respect of, our senior credit facility; and

(2) any other senior indebtedness of such person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such person in the instrument evidencing or governing such senior indebtedness as “Designated Senior Indebtedness” for purposes of the indenture.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any designated senior indebtedness. However, if, and for as long as, any designated senior indebtedness lacks such a representative, then the representative for such designated senior indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such designated senior indebtedness.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or be made, the basis for a subsequent payment blockage notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of such initial payment blockage notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing shall constitute a new default for this purpose).

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture, including senior indebtedness. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

Optional Redemption

The notes are not optionally redeemable.

Mandatory Redemption

Except as described under “—Right to Require Purchase of Notes Upon a Change in Control,” we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

Right to Require Purchase of the Notes Upon a Change in Control

If a change in control (as defined below) occurs, each holder of notes may require that we repurchase the holder’s notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to but not including the date of repurchase. Within 30 days following the date upon which the change in control occurred, the Company must send, by first-class mail, a notice to each holder, with a copy to the trustee, which notice shall govern the terms of the change in control offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law.

“Change in control” means the occurrence of one or more of the following events:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any person or group of related persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any affiliates thereof (whether or not otherwise in compliance with the provisions of the indenture);

(2) the approval by the holders of capital stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the indenture);

(3) any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Company; or

(4) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

The definition of “change in control” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or Group may be uncertain.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

On or before the 30th day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control, stating:

•	the repurchase date;

•	the date by which the repurchase right must be exercised;

•	the repurchase price for the notes; and

•	the procedures which a holder of notes must follow to exercise the repurchase right.

Prior to the mailing of the notice referred to above, but in any event within 30 days following any change in control, the Company covenants to:

(1) repay in full all obligations, and terminate all commitments, under its senior credit facility and all other senior indebtedness the terms of which require repayment upon a change in control or offer to repay in full all obligations, and terminate all commitments under, its senior credit facility and all other such senior indebtedness and to repay the indebtedness owed to (and terminate the commitments of) each lender which has accepted such offer; or

(2) obtain the requisite consents under its senior credit facility and all other senior indebtedness to permit the repurchase of the notes as provided below.

The Company shall first comply with the covenant in the immediately preceding paragraph before it shall be required to either repurchase notes or send the notice pursuant to the provisions described above. The Company’s failure to comply with the covenant described in the immediately preceding paragraph (and any failure to send the notice referred to in the second preceding paragraph as a result of the prohibition in the preceding paragraph) may (with notice and lapse of time) constitute an event of default described in clause (3), but shall not constitute an event of default described in clause (2), under “—Events of Default” below.

To exercise the repurchase right, the holder of a note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to the Notes and the Common Stock—We may be unable to repurchase your notes as required under the indenture upon a change in control at the option of the holder or to pay you cash upon conversion of your notes.”

Our obligation to make a repurchase in the event of a change in control will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer. A change of control offer may be made in advance of a change of control and conditioned upon the change of control if a definitive agreement relating to such change of control is entered into at or prior to the time of making the change of control offer.

If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

•	after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Exide under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

•	change the stated maturity of the principal of, or payment date of any installment of interest on, any note;

•	reduce the principal amount of, or the rate of interest on, any note;

•	change the currency in which the principal of any note or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

•	adversely affect the conversion rights provided in the indenture;

•	modify the provisions of the indenture relating to our requirement to repurchase notes upon a change in control in a manner adverse to the holders of the notes;

•	modify the subordination provisions in a manner adverse to the holders;

•	reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

•	waive a default in the payment of principal of, or interest on, any note.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any interest on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

•	to make any change that does not adversely affect the rights of any holder of the notes;

•	to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act;

•	to complete or make provision for certain other matters contemplated by the indenture; or

•	to conform the indenture to the “Description of the Notes” section in the offering memorandum delivered to investors in connection with the initial private placement of the notes.

Events of Default

Each of the following is an “event of default”:

(1) the failure to pay interest upon any of the notes when due and payable, which continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(2) the failure to pay principal of the notes when due, whether or not prohibited by the subordination provisions of the indenture;

(3) a default by us in the observance and performance, or breach, of any of our other covenants or agreements contained in the indenture which are not remedied within 30 days after Exide receives written notice specifying the default (and demanding that such default be remedied) from the trustee or the holders of at least 25% in principal amount of the outstanding notes;

(4) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any indebtedness of Exide or any of its subsidiaries, or the acceleration of the final stated maturity of any such debt (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by Exide or such subsidiary of notice of any such acceleration), if the aggregate principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $20.0 million or more at any time;

(5) failure to provide notice of the occurrence of a change in control as required by the indenture, which failure continues for a period of 30 days;

(6) one or more judgments in an aggregate amount in excess of $20.0 million shall have been rendered against Exide or any of its subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; or

(7) events of bankruptcy, insolvency or reorganization involving Exide.

If an event of default described in clauses (1) through (6) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of and accrued and unpaid interest on all notes to be immediately due and payable by notice in writing to the Company and the trustee specifying the respective event of default and that it is a “notice of acceleration” (the “acceleration notice”), and upon proper delivery of such acceleration notice, the same:

(1) shall become immediately due and payable; or

(2) if there are any amounts outstanding under our senior credit facility, shall become immediately due and payable upon the first to occur of an acceleration under our senior credit facility or 5 business days after receipt by the Company and the representative under our senior credit facility of such acceleration notice but only if such event of default is then continuing.

This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (7) occurs, the principal amount of and accrued and unpaid interest on the outstanding notes will automatically become immediately due and payable.

Within 30 days following a default, the trustee must give to the registered holders of notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the notes when due or in the payment of any repurchase obligation.

The holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or the right to convert a note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the notes unless the conditions provided in the indenture have been satisfied, including:

•	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy; and

•	holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

We are required to provide an officers’ certificate to the trustee promptly upon our obtaining knowledge of any default or event of default under the indenture, describing such default or event of default and what action we are taking or propose to take with respect thereto. In addition, we must provide to the trustee an annual certification as to the existence of defaults and events of default under the indenture.

Book-Entry System

The notes are held in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in the notes are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

The notes, which are represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•	a default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

On March 18, 2005, we entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes and the shares of our common stock issuable on conversion of the notes. Under this agreement, we will at our cost use our reasonable best efforts to:

•	file a shelf registration statement, of which this prospectus is a part, with the Securities and Exchange Commission (“SEC”) with respect to the notes and the common stock issuable upon conversion of the notes;

•	cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day after the first date of original issuance of the notes; and

•	keep the shelf registration statement continuously effective after its effective date until:

•	the date that is two years after the first date of original issuance of the notes; or

•	such shorter period ending: when all the notes have been sold; all the notes held by non-affiliates of the Company are re-sold pursuant to Rule 144(k) of the Securities Act or cease to be outstanding; all the notes have been resold pursuant to Rule 144 of the Securities Act; or a subsequent shelf registration statement has been declared effective under the Securities Act.

We have the right to delay the effectiveness or suspend use of the shelf registration statement for a reasonable period, but not in excess of 90 days in any calendar year during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If the shelf registration statement is not declared effective on or prior to the 180th day after original issuance of the notes or, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of notes and all holders of our common stock issued on conversion of the notes equal to (i) in respect of each $1,000 principal amount of notes, 0.25% per annum of such principal amount, plus accrued interest thereon to the date of determination, and (ii) in respect of any shares of common stock issued upon conversion of notes, 0.25% per annum of the principal amount of notes that would then be convertible into such shares, plus accrued interest to the date of determination. However, liquidated damages on the notes may not accrue for more than one reason at any one time and at no time shall the aggregate amount of liquidated damages accruing exceed in the aggregate 1.0% per annum. So long as the failure to file or become effective or such unavailability continues, we will pay liquidated damages in cash on the regularly scheduled interest payment dates to the holder of record of the notes or common stock issued in respect of the notes on the immediately preceding applicable record date.

A holder who elects to sell any securities pursuant to the shelf registration statement:

•	will be required to be named as selling securityholder;

•	will be required to deliver a prospectus to purchasers;

•	will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

We refer to the notes and the common stock issuable on conversion of the notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least five business days before any intended distribution of registrable securities under the shelf registration statement.

Concerning the Trustee and Calculation Agent

SunTrust Bank serves as trustee and calculation agent under the indenture.

The holders of a majority in principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default under the indenture occurs (which is not cured), the trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

Governing Law

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 61,500,000 shares of common stock, $0.01 par value per share and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are issued or outstanding. The following description of our capital stock and warrants and certain provisions of our certificate of incorporation and bylaws is a summary of the material terms of our capital stock and warrants and is qualified in its entirety by the provisions of the certificate of incorporation and bylaws and the warrant agreement, copies of which have been filed with the SEC and are available for inspection. See “Available Information.”

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor, and are entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All outstanding shares of our common stock, are fully paid and nonassessable.

At September 12, 2005, 24,522,760 shares of our common stock were outstanding, excluding:

•	699,585 shares issuable upon exercise of options outstanding under our equity incentive plan, with 414,272 having an exercise price of $15.82, 1,795 having an exercise price of $14.95, 9,000 having an exercise price of $13.78, 12,000 having an exercise price of $13.41, 170,000 having an exercise price of $13.22, 2,058 having an exercise price of $12.87, 16,100 having an exercise price of $5.00, 34,000 having an exercise price of $4.97, 30,000 having an exercise price of $4.88, 8,315 having an exercise price of $4.50 and 2,045 having an exercise price of $4.48;

•	162,145 shares of restricted stock that have been awarded, but not issued;

•	6,250,000 shares issuable upon the exercise of warrants to purchase our common stock at an exercise price of $32.11 per share that were issued or are reserved for issuance to holders of unsecured pre-petition claims pursuant to the Plan;

•	Approximately 575,000 shares and 1.4 million warrants remain reserved for issuance to holders of pre-petition disputed claims and other unresolved claims; and

•	Approximately 3,454,231 shares of common stock issuable upon conversion of the notes at the initial conversion price.

At September 12, 2005, 2,263,270 shares were available for future awards under our equity incentive plan.

Preferred Stock

Pursuant to our certificate of incorporation, we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

Warrants

Term. The warrants will expire on May 5, 2011.

Exercise Price and Anti-dilution. The exercise price of the warrants is $32.11 per share. The exercise price will be adjusted pursuant to the anti-dilution provisions summarized below.

If, at any time before the expiration date of the warrants, the Company (i) pays a dividend or makes a distribution on its common stock in shares of common stock, (ii) subdivides or combines its outstanding shares of common stock or (iii) reclassifies its common stock into other securities, the number of shares issuable on exercise of each warrant and each warrant’s exercise price will be adjusted so that the holders of warrants are entitled to receive the number and kind of shares of common stock or other securities that they would have received if their warrants had been exercised immediately before the event (or, if applicable, the event’s record date).

In addition, if the Company issues or sells any common stock (other than “Excluded Stock” defined in the warrant agreement) without consideration or for consideration per share less than the “Market Price” (as defined in the warrant agreement) of the common stock as of the day of such issuance or sale, the exercise price in effect immediately prior to each such issuance will be reduced and the number of shares issuable on exercise of each warrant will be increased as determined in accordance with a weighted average formula in the warrant agreement.

Finally, if the Company at any time or from time to time distributes to all holders of common stock (including in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness, cash or assets (other than distributions and dividends payable in shares of common stock or cash dividends or distributions paid out of retained earnings or surplus legally available for such dividends or distributions), the warrants’ exercise price will be decreased to reflect the value of the distribution in accordance with the warrant agreement.

No adjustment in the number of shares purchasable under the warrants is required unless such adjustment would require an increase or decrease of at least 1.0% in the number of shares purchasable.

Event Protection. Until May 5, 2007 and subject to certain other conditions, in the event of a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company or a consolidation, merger or other business combination in which the Company is not the surviving entity (each such event, an “Organic Change,” in which the consideration to be paid to the holders of the common stock is $957.3 million or less), a buyer or surviving entity shall pay holders of the warrants (in exchange for such warrants) the cash equivalent to a Black-Scholes valuation using a 40% volatility and the remaining life of the warrants, such valuation subject to a 50% reduction beginning May 5, 2006 (the “Black-Scholes Amount”). In certain circumstances, the buyer or surviving entity may elect, in lieu of paying the Black-Scholes Amount, to give the holders of warrants rights to acquire and receive upon exercise of such warrants such shares of stock, securities or other property issuable or payable as part of the Organic Change as they would have been entitled to receive upon exercise of such warrants had such warrants been exercised immediately before such Organic Change, provided that if a portion of the consideration paid by such buyer or surviving entity in connection with the Organic Change is cash, the amount of cash which the holders of the warrants will be entitled to receive upon exercise shall be a portion of the Black-Scholes Amount.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

These provisions include, but are not limited to:

No Removal of Directors Without Cause

Directors may be removed by the stockholders only for cause.

Board Vacancies

Our certificate of incorporation authorizes the board of directors to fill vacant directorships or to increase the size of the board of directors, which may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

Cumulative Voting

Our certificate of incorporation does not authorize our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

Stockholder Action Without a Meeting

Our bylaws prevent our stockholders from taking action without a meeting called in accordance with the bylaws. As a result, our shareholders cannot act by written consent.

Advance Notice of Director Nominees and Other Matters to Come Before Stockholder Meetings

Our bylaws require stockholders to notify us prior to the date which is 90 days before the anniversary of the last annual meeting of stockholders of any nominations they will propose for directors or other matters they wish to propose at the annual meeting.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of Delaware General Corporation Law

We are subject to the “business combination” statute of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commended, excluding specified shares; or

•	on or subsequent to such date the “business combination” is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Transfer Agent

American Stock Transfer & Trust Company is the transfer agent for our common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of notes and the ownership of shares of common stock into which the notes may be converted, as of the date hereof. This summary does not deal with persons subject to special treatment under the U.S. federal income tax laws, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax exempt organizations, insurance companies, persons holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in a pass-through entity, or U.S. persons whose “functional currency” is not the U.S. dollar.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to a holder in light of such holder’s particular circumstances. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

As used herein, the term “U.S. Holder’” means a beneficial owner of notes or shares of common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S. (including certain former citizens and former long-term residents);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of notes or shares of common stock that is not a U.S. Holder or partnership. Non-U.S. Holders are subject to special U.S. federal income tax considerations, some of which are discussed below.

If a partnership holds our notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a holder is a partner of a partnership holding our notes or shares of common stock, such holder should consult his, her or its tax advisors.

This discussion is for general information purposes only and does not constitute legal advice. Persons considering the purchase of notes should consult their own tax advisors concerning the particular U.S. federal income tax consequences to such persons of the ownership of the notes, as well as the federal estate, gift, or excise tax rules or consequences arising under the laws of any other taxing jurisdiction.

In certain circumstances (see “Description of the Notes—Registration Rights”) we may be obligated to pay amounts in excess of stated interest or principal on the notes. The obligation to make such payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not cause the notes to be considered contingent payment debt instruments if there is only a remote chance as of the date the notes were issued that such payments will be made or if such payments are considered “incidental.” We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the notes as contingent payment debt instruments. Our determination that these contingencies are remote is binding on the holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Services (“IRS”), and if the IRS were to challenge this determination, a holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

Consequences to U.S. Holders

Payments of interest. U.S. Holders of Notes generally will be required to recognize as ordinary income any stated interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes.

Sale, exchange, redemption or other disposition of Notes. Except as provided below under “Conversion of notes into common stock, cash or a combination thereof,” a U.S. Holder will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between (i) the amount realized (less accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in a note will generally be equal to the amount such holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If a U.S. Holder is an individual and have held the note for more than one year, such capital gain will be subject to reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses may be limited.

Conversion of notes into common stock. We intend to take the position that neither gain nor loss will be recognized by U.S. Holders on the exchange of notes into shares of common stock upon conversion except to the extent of cash received, if any, including any cash received in lieu of a fractional share, and except to the extent of amounts received with respect to accrued interest.

Your holding period in the common stock received upon conversion (other than common stock attributable to accrued interest) should generally include your holding period for the respective note and your aggregate tax basis in the common stock received should generally be the same as your basis in the respective note (exclusive of any basis allocable to a fractional share), decreased by the amount of any cash you receive (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, you recognize (other than gain with respect to a fractional share).

The amount of cash and the fair market value of common stock you receive that are attributable to accrued interest will generally be taxed as described above under “Payment of interest.” Your tax basis in such common stock will equal the accrued interest to which such stock is attributable and your holding period in such common stock will begin on the day following the conversion. You will recognize gain or loss upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described below under “Sale or other disposition of shares of our common stock.”

Constructive distributions. The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to such holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. Holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holder of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to a U.S. Holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received under recently enacted legislation. It is also unclear whether corporate U.S. Holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Distributions on shares of our common stock. Distributions paid on our common stock, other than certain pro rata distributions of shares of our common stock, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by a U.S. Holder and taxable as ordinary income when received. Dividends paid to a U.S. Holder that is a corporation may qualify for the dividends received deduction. Under recently enacted legislation, dividends received in years beginning prior to 2009 by a non-corporate U.S. Holder may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation to their particular circumstances. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of a U.S. Holder’s investment, up to and in reduction of the U.S. Holder’s tax basis in shares of our common stock issued upon conversion of the notes. Any remaining excess will be treated as capital gain.

Sale or other disposition of shares of our common stock. A U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of shares of common stock for U.S. federal income tax purposes, which will be long-term capital gain or loss if such holder held shares of our common stock for more than one year. The amount of gain or loss will be equal to the difference between (i) a U.S. Holder’s tax basis in the shares of common stock disposed of and (ii) the amount such holder realizes on the disposition. A U.S. Holder’s basis and holding period in common stock received upon conversion of a note are determined as discussed above under “Conversion of Notes into Common Stock” Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, are generally subject to a maximum regular U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding. Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. Holder unless such holder is an exempt recipient such as a corporation. Backup withholding tax (currently at a rate of 28%) will apply to those payments if a U.S. Holder fails to furnish his, her or its taxpayer identification number (“TIN”), or furnishes an incorrect TIN, or is notified by the IRS that such U.S. Holder has failed to report in full interest and dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest. Interest paid to a Non-U.S. Holder that is not effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Holder will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

either (1) the Non-U.S. Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “U.S. person” within the meaning of the Code and provides its name and address

(generally by completing IRS Form W-8BEN), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-U.S. Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a “U.S. person” and provides us or our paying agent with a copy of such statement or (3) the Non-U.S. Holder holds its notes directly through a “qualified intermediary” and certain conditions are satisfied.

If the above conditions are not met, a Non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the U.S. and the Non-U.S. Holder’s country of residence. To claim a reduction or exemption under a tax treaty, a Non-U.S. Holder must generally complete an IRS Form W-8BEN and claim the reduction or exemption on the form. In some cases, a Non-U.S. Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

The certification requirements described above may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. TIN.

A Non-U.S. Holder will be entitled to an exemption from withholding tax with respect to interest if the interest is effectively connected to a U.S. trade or business (and not exempt from taxation under an applicable tax treaty) and an appropriate certification is provided (generally an IRS Form W-8ECI).

Dividends and constructive dividends. Any dividends with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “Constructive distributions” above) that are not effectively connected with the conduct of a trade or business within the U.S. will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). Dividends that are effectively connected with the conduct of a trade or business within the U.S. and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate). A Non-U.S. Holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. We may set off any withholding tax on constructive dividends against cash payments of interest payable on the notes.

Conversion of notes into common stock. We intend to take the position that neither gain nor loss will be recognized by Non-U.S. Holders on the exchange of notes into shares of our common stock upon conversion, except to the extent of cash received in lieu of a fractional share (which will be treated as described below under “—Sale, exchange, redemption or other disposition of notes or shares of common stock”) and common stock attributable to accrued interest (which will be treated as described above under “—Payments of Interest”).

Sale, exchange, redemption or other disposition of notes or shares of common stock. Any gain realized upon the sale, exchange, redemption or other disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S.;

•	a Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in the first bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. Holder, and in addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information reporting and backup withholding. Generally, we must report to the IRS and to a Non-U.S. Holder the amount of interest and dividends paid to such holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to such holder provided that we do not have actual knowledge or reason to know that such holder is a U.S. person, as defined under the Code, and we have received from a Non-U.S. Holder the statement described above in the last bullet point under “Payments of Interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of notes and common stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that a Non-U.S. Holder is a U.S. person, as defined under the Code, or a Non-U.S. Holder otherwise establishes an exemption.

Payments of the proceeds from a disposition by a Non-U.S. Holder of a note or common stock made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

We originally issued $60.0 million of the notes to the initial purchasers in a private placement on March 18, 2005. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

The following table sets forth certain information with respect to the selling securityholders and the respective principal amounts of notes and number of shares of common stock beneficially owned by each of them that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the selling securityholders in such questionnaires. The selling securityholders may offer all or some portion of the notes or common stock into which the notes are convertible, therefore no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of any such securities since the date on which they provided us information regarding their holdings, in transactions exempt from the registration requirements under the Securities Act. As of September 12, 2005, we had $60.0 million in principal amount of the notes and 24,522,760 shares of common stock outstanding.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock owned After Completion of the Offering (1)(2)
Acuity Master Fund, Ltd.(3)	500,000	*	—	28,785
Axis RDO Limited(4)	436,000	*	69,627	94,727
BNP Paribas Equity Strategies, SNC(5)(6)**	1,402,000	2.33%	1,105	81,818
CooperNeff Convertible Strategies (Cayman) Master Fund, LP(6)	501,000	*	—	28,842
CRT Capital Group LLC(7)	3,250,000	5.4%	—	187,104
DBAG London**	3,750,000	6.25%	—	215,889
Deutsche Bank Securities Inc.**	4,000,000	6.66%	—	230,282
Distressed Recovery Fund Ltd.(4)	255,000	*	74,160	88,840
Fidelity Puritan Trust: Fidelity Balanced Fund(8)**	990,000	1.65%	—	56,994
Fidelity Management Trust Company on behalf of accounts managed by it(9)**	10,000	*	—	575
Grace Convertible Arbitrage Fund, Ltd.(10)	2,500,000	4.16%	—	143,926
HFR DS Master Trust Performance(4)	689,000	1.14%	112,753	152,419
Lyxor/Convertible Arbitrage Fund Limited(6)	200,000	*	—	11,514
Lyxor/Mellon Rediscovered Opportunities Fund(4)	507,000	*	84,791	113,979
Mellon HBV Capital Partners LP(4)	154,000	*	61,708	70,573
Mellon HBV Master Global Event Driven Fund LP(4)	3,097,000	5.16%	754,267	932,562
Mellon HBV Master Rediscovered Opportunities Fund LP(4)	2,218,000	3.69%	469,941	597,632
Mellon HBV Master US Event Driven Fund LP(11)	894,000	1.49%	253,224	304,692
PIMCO Convertible Fund(12)	250,000	*	—	14,392
Singlehedge US Convertible Arbitrage Fund(6)	158,000	*	—	9,096
SOCS Ltd.(13)	2,750,000	4.58%	—	158,318
Stanfield Offshore Leveraged Assets Ltd.(13)	22,750,000	37.91%	645,118	1,954,846
Sturgeon Limited(14)	239,000	*	—	13,759
Tribeca Global Convertible Investments, Ltd.(15)**	4,250,000	7.1%	—	244,674
Vicis Capital Master Fund(16)	2,000,000	3.33%	—	115,141
Waterstone Market Neutral MAG51, Ltd.(17)	68,000	*	—	3,914
Waterstone Market Neutral Master Fund, Ltd.(17)	932,000	1.55%	—	53,655
Any other holder of notes or future transferees, pledges or donees of or from any such holder	1,250	2.08%	—	71,963

*	Less than 1%
**	This selling securityholder is an affiliate of a broker dealer and purchased the notes in the ordinary course of business. This selling securityholder has represented to use that at the time these selling securityholders purchased the notes, they had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the shares of common stock issuable upon conversion of the notes.
(1)	Includes shares of common stock issuable upon conversion of the notes.
(2)	Assumes a conversion rate of 57.5705 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.
(3)	Howard Needle and David J. Harris have voting and investment power with respect to the securities listed for Acuity Master Fund, Ltd.
(4)	Robert Beers has voting and investment power with respect to the securities listed for Axis RDO Limited, Distressed Recovery Fund, Ltd., HFR DS Master Trust Performance, Lyxor/Mellon Rediscovered Opportunities Fund, Mellon HBV Capital Partners LP, Mellon HBV Master Global Event Driven Fund LP and Mellon HBV Master Rediscovered Opportunities Fund LP.
(5)	BNP Paribas Equity Strategies, SNC beneficially owns 4,371 shares of our common stock in addition to the shares of common stock it will own upon conversion of the notes.
(6)	Christian Menestrier has voting and investment power with respect to the securities listed for BNP Paribas Equity Strategies, SN, CooperNeff Convertible Strategies (Cayman) Master Fund, LP, Lyxor/Convertible Arbitrage Fund Limited and Singlehedge US Convertible Arbitrage Fund.
(7)	L. Michael Vaughn and Christopher Young have voting and investment power with respect to the securities listed for CRT Capital Group LLC.
(8)	Fidelity Puritan Trust: Fidelity Balanced Fund (the “Fund”) is a registered investment fund advised by Fidelity Management & Research Company, a registered investment advisor under the Investment Advisors Act of 1940, as amended, a wholly owned subsidiary of FMR Corp. Edward C. Johnson III, FMR Corp., through its control of FMR Co., and the Fund each have sole investment power. The Fund’s Board of Trustees has voting power.
(9)	Fidelity Management Trust Company serves as trustee or managing agent for the various private investment accounts, primarily employee benefit plans, which directly own the notes. Fidelity Management Trust Company is a wholly-owned subsidiary of FMR Corp., and Edward C. Johnson III and FMR Corp. have sole voting and investment power.
(10)	Bradford Whitmore and Michael Brailon have voting and investment power with respect to the securities listed for Grace Convertible Arbitrage Fund, Ltd.
(11)	Mellon HBV Master US Event Driven Fund LP beneficially owns 182,000 shares of our common stock in addition to the shares of common stock it will own upon conversion of the notes. Stuart Dubson has voting and investment powers with respect to the securities listed for Mellon HBV Master US Event Driven Fund LP.
(12)	Mark Hudoff has voting and investment power with respect to the securities listed for PIMCO Convertible Fund.
(13)	Dan Baldwin, Steve Alfieri, Kevin Murphy, Chris Janson, Sarah Street and Chris Greetham, as the members of the management committee of Stanfield Capital Partners LLC, the investment advisor of SOCS, Ltd. and Stanfield Offshore Leveraged Assets, Ltd., share voting and investment power with respect to the securities listed for SOCS, Ltd. and Stanfield Offshore Leveraged Assets, Ltd. Mr. Baldwin, Mr. Alfieri, Mr. Murphy, Mr. Janson, Ms. Street and Mr. Greetham disclaim beneficial ownership of the notes and the common stock issuable upon conversion of the notes.
(14)	CooperNeff Advisors Inc. has sole investment control and shared voting control with respect to the securities listed for Sturgeon Limited. Christian Menestrier has voting and investment power with respect to securities held by CooperNeff Advisors Inc.
(15)	This selling securityholder is a majority-owned subsidiary of Citigroup, Inc., a reporting company.
(16)	John Succo, Sky Lucas and Shad Stastney have voting and investment power with respect to the securities listed for Vicis Capital Master Fund.
(17)	Shawn Bergerson has voting and investment power with respect to the securities listed for Waterstone Market Neutral MAC51, Ltd. and Waterstone Market Neutral Master Fund, Ltd.

Unless otherwise indicated herein, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us or any of our affiliates within the past three years.

We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The notes and the common stock into which the notes are convertible are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the notes or the common stock issuable upon conversion of the notes by the selling securityholders. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock issuable upon conversion of the notes will be the purchase price of the notes or common stock issuable upon conversion of the notes less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

The notes and the common stock issuable upon conversion of the notes may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock issuable upon conversion of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of Section 2(11) the Securities Act. As a result, any profits on the sale of such securities by selling securityholders and any discounts, commission or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions within the meaning of the Securities Act. Selling securityholders who are deemed to be underwriters may be subject to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling securityholders who are deemed to be underwriters will also be subject to the prospectus delivery requirements of the Securities Act.

If the notes and the common stock issuable upon conversion of the notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the common stock issuable upon conversion of the notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and common stock issuable upon conversion of the notes may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sale of notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of notes or the common stock issuable upon conversion of the notes in the course of hedging their positions. The selling securityholders may also sell the notes and common stock issuable upon conversion of the notes short and deliver notes and the common stock issuable upon conversion of the notes to close out short positions, or loan or pledge such securities to broker-dealers that in turn may sell such securities.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock issuable upon conversion of the notes by the selling securityholders.

Our common stock trades on the Nasdaq National Market under the symbol “XIDE.” We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes.

There can be no assurance that any selling securityholder will sell any or all of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift such securities by other means not described in this prospectus. In addition, any notes or shares of common stock issuable upon conversion of the notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock issuable upon conversion of the notes may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in the sale of notes or the common stock issuable upon conversion of the notes will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock issuable upon conversion of the notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of such securities and the ability of any person or entity to engage in market-making activities with respect to such securities.

To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the shelf registration statement of which this prospectus forms a part.

LEGAL MATTERS

The validity of the notes and the common stock issuable upon conversion of the notes offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois (a limited liability partnership that includes professional corporations).

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering, including all filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 29, 2005;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, filed with the SEC on August 9, 2005;

•	our definitive proxy statement filed with the SEC on Schedule 14A on July 29, 2005;

•	our Current Report on Form 8-K filed with the SEC on June 30, 2005;

•	our Current Report on Form 8-K filed with the SEC on July 1, 2005;

•	our Current Report on Form 8-K filed with the SEC on July 8, 2005;

•	our Current Report on Form 8-K filed with the SEC on July 12, 2005;

•	our Current Report on Form 8-K filed with the SEC on August 5, 2005;

•	our Current Report on Form 8-K filed with the SEC on September 2, 2005;

•	our Current Report on Form 8-K filed with the SEC on September 14, 2005; and

•	the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on May 6, 2004.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

Exide Technologies

13000 Deerfield Parkway

Building 200

Alpharetta, GA 30004

(678) 566-9000

Attention: Brad S. Kalter

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.exide.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to the notes and common stock issuable upon conversion of the notes offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us, the notes and the shares of common stock issuable upon conversion of the notes offered hereby, reference is made to such registration statement, exhibits and schedules.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$7,062
Trustee fees and expenses	25,000
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Printing costs	25,000
Miscellaneous expenses	5,000

Total	$92,062

Item 15. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with any threatened, pending or completed actions, suits or proceedings in which such persons are made a party by reason of being or having been a director, officer, employee or agent to the corporation. The Delaware General Corporation Law provides that Section 145 is not excluding other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws provide for indemnification by us of our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transactions from which the director derived an improper personal benefit. Our certificate of incorporation provides for such limitations of liability to the fullest extent permitted by Delaware General Corporation Law.

We maintain standard policies of insurance under which coverage is provided (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 16. Exhibits

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

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Item 17. Undertakings

(a) Exide Technologies hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set for the in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Exide Technologies hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Exide Technologies’ annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Alpharetta, State of Georgia, on the 14th day of September, 2005.

EXIDE TECHNOLOGIES

By:	/S/ GORDON A. ULSH
Name:	Gordon A. Ulsh
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

/S/ GORDON A. ULSH Gordon A. Ulsh	President, Chief Executive Officer and Director (Principal Executive Officer)	September 14, 2005

/S/ J. TIMOTHY GARGARO J. Timothy Gargaro	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 14, 2005

/S/ PHILLIP A. DAMASKA Phillip A. Damaska	Vice President and Corporate Controller (Principal Accounting Officer)	September 14, 2005

John P. Reilly	Chairman of the Board of Directors

/S/ MICHAEL R. D’APPOLONIA Michael R. D’Appolonia	Director	September 14, 2005

Signatures	Capacity	Dates

/S/ MARK C. DEMETREE Mark C. Demetree	Director	September 14, 2005

David S. Ferguson	Director

/S/ PHILLIP M. MARTINEAU Phillip M. Martineau	Director	September 14, 2005

/S/ MICHAEL P. RESSNER Michael P. Ressner	Director	September 14, 2005

/S/ CARROLL R. WETZEL Carroll R. Wetzel	Director	September 14, 2005

/S/ JEROME B. YORK Jerome B. York	Director	September 14, 2005

EXHIBIT INDEX

Exhibit Number	Description
2.1	Joint Plan of Reorganization of the Official Committees of Unsecured Creditors and the Debtors, dated March 11, 2004 (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed with the SEC on May 6, 2004).

2.2	Amended Technical Amendment to Joint Plan of Reorganization of the Official Committee of Unsecured Creditors and the Debtors, dated April 27, 2004 (incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K, filed with the SEC on May 6, 2004).

2.3	Order confirming the Joint Plan of Reorganization of the official Committee of Unsecured Creditors and the Debtors entered April 21, 2004 (incorporated by reference to Exhibit 2.3 of our Current Report on Form 8-K, filed with the SEC on May 6, 2004).

3.1	Amended and Restated Certificate of Incorporation, as amended (Amended and Restated Certificate of Incorporation incorporated by reference to Exhibit 1 of our Form 8-A, filed with the SEC on May 6, 2004, and other amendments incorporated by reference to our definitive proxy statement filed with the SEC on July 29, 2005).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of our Annual Report on Form 10-K, filed with the SEC on June 29, 2005).

4.1	Indenture, dated March 18, 2005, by and between Exide Technologies and SunTrust Bank, as trustee (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed with the SEC on March 25, 2005).

4.2	Registration Rights Agreement, dated March 18, 2005, by and between Exide Technologies, on the one hand, and Deutsche Bank Securities, Inc. and Credit Suisse First Boston LLC, on the other hand (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed with the SEC on March 25, 2005).

4.3	Form of Global Floating Rate Convertible Senior Subordinated Note due 2013 (included in Exhibit 4.1).

5.1	Opinion of Kirkland & Ellis LLP.*

12.1	Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*

24.1	Power of Attorney.*

25.1	Statement of Eligibility and Qualification of the Trustee on Form T-1.*

*	Previously filed.